UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 5)

ElkCorp
(Name of Subject Company (Issuer))

BMCA Acquisition Sub. Inc.,
a wholly owned subsidiary of

BMCA Acquisition Inc.,
a wholly-owned subsidiary of

Building Materials Corporation of America
(Names of Filing Persons — Offerors)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

287456107
(CUSIP Number of Class of Securities)

BMCA Acquisition Sub Inc.

1361 Alps Road

Wayne, NJ 07470

(201) 628-3000

Attention: John F. Rebele

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Maurice M. Lefkort, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY  10019-6099

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$980,758,264.50	$104,941.14

* The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the transaction valuation by 0.000107.  For purposes of calculating the filing fee only, the transaction valuation was determined by multiplying the purchase price of $43.50 per share by the sum of (i) the 20,630,447 shares of common stock, par value $1.00 per share, of ElkCorp (the “Shares”), issued and outstanding as of January 31, 2007, according to the Schedule 14D-9 filed by ElkCorp with the Securities and Exchange Commission (the “Commission”) on February 12, 2007 (the “Schedule 14D-9”); (ii) the stock options granted to purchase 1,334,020 Shares issued and outstanding as of January 31, 2007, according to the Schedule 14D-9; and (iii) the 581,700 Shares subject to outstanding performance share awards as of January 31, 2007, according to the Schedule 14D-9.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$104,941.14	Filing Party:	Building Materials
Form or Registration No.:	005-02742		Corporation of America
		Date Filed:	December 20, 2006, January 3, 2007, January 8, 2007, January 9, 2007 and January 18, 2007

		Filing Party: Date Filed:	BMCA Acquisition Sub Inc. January 18, 2007, January 23, 2007, January 30, 2007, February 2, 2007 and February 5, 2007

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

☐                                    Check the appropriate boxes below to designate any transactions to which the statement relates.

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☒                                  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this “Amended Schedule TO”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on January 18, 2007, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on January 23, 2007, by Amendment No. 2 thereto filed with the Commission on January 30, 2007, by Amendment No. 3 thereto filed with the Commission on February 2, 2007 and by Amendment No. 4 thereto filed with the Commission on February 5, 2007, by BMCA Acquisition Sub Inc. (including any successor thereto, “Purchaser”), a wholly-owned subsidiary of BMCA Acquisition Inc. (“Parent”), which is a wholly-owned subsidiary of Building Materials Corporation of America (“BMCA”), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share (the “Common Stock”), of ElkCorp, a Delaware corporation (the “Company”), and the associated Series A Participating Preferred Stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) at a price of $43.50 per Share, net to the seller in cash (less applicable withholding taxes and without interest). The terms and conditions of the offer are described in the Amended and Restated Offer to Purchase, dated February 12, 2007 (the “Offer to Purchase”) and the related Amended and Restated Letter of Transmittal (the “Letter of Transmittal”), and the instructions thereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”). Capitalized terms used and not otherwise defined in this Amended Schedule TO shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amended Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

On February 9, 2007, Parent, Purchaser and ElkCorp (the "Company") entered into a definitive merger agreement pursuant to which Purchaser has amended and restated the Offer to Purchase, the Letter of Transmittal and the other related documents to the extent provided in Exhibits (a)(1)(Y) through (a)(1)(E)(E).

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(1)(Y)	Amended and Restated Offer to Purchase, dated February 12, 2007.

(a)(1)(Z)	Amended and Restated Letter of Transmittal.

(a)(1)(A)(A)	Amended and Restated Notice of Guaranteed Delivery.

(a)(1)(B)(B)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(C)(C)	Amended and Restated Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(D)(D)	Amended and Restated Form of Letter to Participants in the ElkCorp Employee Stock Ownership Plan.

(a)(1)(E)(E)	Amended and Restated Trustee Direction Form.

(a)(1)(F)(F)	Press Release, dated February 9, 2007.

(d)(2)	Agreement and Plan of Merger, dated as of February 9, 2007, by and among BMCA Acquisition Inc., BMCA Acquisition Sub Inc. and ElkCorp.

(d)(3)	Guarantee, dated as of February 9, 2007, by Building Materials Corporation of America, in favor of ElkCorp.

(d)(4)	Amendment to Confidentiality Agreement, dated as of February 9, 2007, by and among ElkCorp, Heyman Investment Associates Limited Partnership and Building Materials Corporation of America.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of February 12, 2007 that the information set forth in this statement is true, complete and correct.

BMCA Acquisition Sub Inc.

By:	/s/ Robert B. Tafaro
	Name:	Robert B. Tafaro
	Title:	President and Chief Executive Officer

BMCA Acquisition Inc.

By:	/s/ Robert B. Tafaro
	Name:	Robert B. Tafaro
	Title:	President and Chief Executive Officer

Building Materials Corporation of America

By:	/s/ Robert B. Tafaro
	Name:	Robert B. Tafaro
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a) (1) (A)	Offer to Purchase, dated January 18, 2007. *

(a) (1) (B)	Letter of Transmittal. *

(a) (1) (C)	Notice of Guaranteed Delivery. *

(a) (1) (D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *

(a) (1) (E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *

(a) (1) (F)	Form of Letter to Participants in the ElkCorp Employee Stock Ownership Plan. *

(a) (1) (G)	Trustee Direction Form. *

(a) (1) (H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a) (1) (I)	Press Release, dated January 18, 2007, Announcing the Commencement of the Offer. *

(a) (1) (J)	Summary Advertisement, dated January 18, 2007, Appearing in the New York Times. *

(a) (1) (K)

Letter from Samuel J. Heyman, general partner of Heyman Investment Associates Limited Partnership, to Mr. Robert B. Tafaro, Chief Executive Officer and President of Building Materials Corporation of America, dated August 28, 2006. *

(a) (1) (L)	Press Release, dated December 17, 2006. *

(a) (1) (M)

Letter, dated December 17, 2006, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to Thomas D. Karol, Chairman of the Board and Chief Executive Officer of ElkCorp. *

(a) (1) (N)	Press Release, dated December 18, 2006. *

(a) (1) (O)	Letter, dated December 18, 2006, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Board of Directors of ElkCorp. *

(a) (1) (P)	Press Release, dated December 20, 2006. *

(a) (1) (Q)	Letter, dated January 5, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of

America, to the Special Committee of the Board of Directors of ElkCorp. *

(a) (1) (R)

Letter, dated January 9, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp. *

(a) (1) (S)

Letter, dated January 18, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp. *

(a) (1) (T)	Press Release, dated January 23, 2007. *

(a) (1) (U)

Offer Letter, dated January 29, 2007, from BMCA Acquisition Inc., BMCA Acquisition Sub Inc. and Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp. *

(a) (1) (V)	Press Release, dated January 30, 2007. *

(a) (1) (W)	Letter, dated February 2, 2007, from BMCA Acquisition Inc., BMCA Acquisition Sub Inc. and Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp. *

(a) (1) (X)

Letter, dated February 5, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials  Corporation of America, to the Special Committee of the Board of Directors of ElkCorp.*

(a) (1) (Y)	Amended and Restated Offer to Purchase, dated February 12, 2007.

(a) (1) (Z)	Amended and Restated Letter of Transmittal.

(a) (1) (A) (A)	Amended and Restated Notice of Guaranteed Delivery.

(a) (1) (B) (B)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a) (1) (C) (C)	Amended and Restated Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a) (1) (D) (D)	Amended and Restated Form of Letter to Participants in the ElkCorp Employee Stock Ownership Plan.

(a) (1) (E) (E)	Amended and Restated Trustee Direction Form.

(a) (1) (F) (F)	Press Release, dated February 9, 2007.

(b) (1)

Senior Secured Financing Commitment Letter, between Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc., BMCA Acquisition Sub Inc., BMCA Acquisition Inc. and Building Materials Corporation of America, dated January 26, 2007. *

(b) (2)

Bridge Commitment Letter, between Bear Stearns Corporate Lending Inc., Deutsche Bank AG Cayman Islands Branch, JPMorgan Chase Bank, N.A., BMCA Acquisition Sub Inc., BMCA Acquisition Inc. and Building Materials Corporation of America, dated January 26, 2007. *

(d) (1)	Confidentiality Agreement, dated as of December 29, 2006, by and among ElkCorp, Heyman Investment Associates Limited Partnership and Building Materials Corporation of America. *

(d) (2)	Agreement and Plan of Merger, dated as of February 9, 2007, by and among BMCA Acquisition Inc., BMCA Acquisition Sub Inc. and ElkCorp.

(d) (3)	Guarantee, dated as of February 9, 2007, by Building Materials Corporation of America, in favor of ElkCorp.

(d) (4)	Amendment to Confidentiality Agreement, dated as of February 9, 2007, by and among ElkCorp, Heyman Investment Associates Limited Partnership and Building Materials Corporation of America.

*              Previously filed.